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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-04236				September 24, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

JPMorgan Trust I
4. Address of principal executive office (number, street, city, state, zip code):

390 Madison Avenue, New York, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate series of JPMorgan Trust I) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 24, 2025, and from the Funds’ last examination date (as detailed in Appendix A) through September 24, 2025.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 24, 2025, and from the Funds’ last examination date (as detailed in Appendix A) through September 24, 2025 with respect to securities reflected in the investment accounts of the Funds.

JPMorgan Trust I

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola
Assistant Treasurer

April 22, 2026
Date

Appendix A

Fund	Date of last examination
JPMorgan New York Municipal Money Market Fund	August 18, 2025
JPMorgan Tax Free Money Market Fund	August 18, 2025
JPMorgan New York Tax Free Bond Fund	August 18, 2025
JPMorgan California Municipal Money Market Fund	August 18, 2025
JPMorgan 100% U.S. Treasury Securities Money Market Fund	August 18, 2025
JPMorgan Diversified Fund	August 18, 2025
JPMorgan U.S. Value Fund	August 18, 2025
JPMorgan U.S. Equity Fund	August 18, 2025
JPMorgan Emerging Markets Equity Fund	August 18, 2025
JPMorgan Developed International Value Fund	August 18, 2025
JPMorgan U.S. Small Company Fund	August 18, 2025
JPMorgan Small Cap Equity Fund	August 18, 2025
JPMorgan U.S. Research Enhanced Equity Fund	August 18, 2025
JPMorgan Mid Cap Equity Fund	August 18, 2025
JPMorgan Emerging Markets Debt Fund	August 18, 2025
JPMorgan California Tax Free Bond Fund	August 18, 2025
JPMorgan Small Cap Blend Fund	August 18, 2025
JPMorgan Research Market Neutral Fund	August 18, 2025
JPMorgan National Municipal Income Fund	August 18, 2025
JPMorgan Europe Dynamic Fund	August 18, 2025
JPMorgan International Equity Fund	August 18, 2025
JPMorgan Federal Money Market Fund	August 18, 2025
JPMorgan Prime Money Market Fund	August 18, 2025
JPMorgan U.S. GARP Equity Fund	August 18, 2025
JPMorgan U.S. Sustainable Leaders Fund	August 18, 2025
JPMorgan Value Advantage Fund	August 18, 2025
JPMorgan Tax Aware Real Return Fund	August 18, 2025
JPMorgan U.S. Large Cap Core Plus Fund	August 18, 2025
JPMorgan SmartRetirement 2030 Fund	August 18, 2025
JPMorgan SmartRetirement 2040 Fund	August 18, 2025
JPMorgan SmartRetirement Income Fund	August 18, 2025
JPMorgan Income Builder Fund	August 18, 2025
JPMorgan SmartRetirement 2025 Fund	August 18, 2025
JPMorgan SmartRetirement 2035 Fund	August 18, 2025
JPMorgan SmartRetirement 2045 Fund	August 18, 2025
JPMorgan SmartRetirement 2050 Fund	August 18, 2025
JPMorgan Strategic Income Opportunities Fund	August 18, 2025
JPMorgan Managed Income Fund	August 18, 2025

JPMorgan Unconstrained Debt Fund	August 18, 2025
JPMorgan Global Allocation Fund	August 18, 2025
JPMorgan Floating Rate Income Fund	August 18, 2025
JPMorgan International Focus Fund	August 18, 2025
JPMorgan SmartRetirement 2055 Fund	August 18, 2025
JPMorgan SmartRetirement Blend Income Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2025 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2030 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2035 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2040 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2045 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2050 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2055 Fund	August 18, 2025
JPMorgan Global Bond Opportunities Fund	August 18, 2025
JPMorgan Corporate Bond Fund	August 18, 2025
JPMorgan Short Duration Core Plus Fund	August 18, 2025
JPMorgan Hedged Equity Fund	August 18, 2025
JPMorgan Income Fund	August 18, 2025
JPMorgan SmartRetirement 2060 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2060 Fund	August 18, 2025

Report of Independent Accountants

To the Board of Trustees of JPMorgan Trust I

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate series of JPMorgan Trust I) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of September 24, 2025. The Funds’ management is responsible for its assertion and the Funds’ compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of September 24, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from our last examination date (as detailed in Appendix A), through September 24, 2025:

•	Count and inspection of all securities located in the vault of J.P. Morgan Chase Bank, N.A. (the “Custodian”) at 780 Delta Dr., Monroe, LA 71203 without prior notice to management;

•

Confirmation of all securities held at the Depository Trust Company, the Federal Reserve Bank of New York, and the Euronext Securities Copenhagen (the “depositories”) in book entry form and test the completeness and accuracy of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•

Confirmation of security positions held by the Custodian at foreign sub-custodians and test the completeness and accuracy of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

PricewaterhouseCoopers LLP 300 Madison Avenue New York, New York 10017
www.pwc.com/us	(646) 471 3000

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks, or where replies were not received, the application of alternative procedures; and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 24, 2025 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

April 22, 2026

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Appendix A

JPMorgan Trust I

Fund Name	Date of Last Examination
JPMorgan New York Municipal Money Market Fund	August 18, 2025
JPMorgan Tax Free Money Market Fund	August 18, 2025
JPMorgan New York Tax Free Bond Fund	August 18, 2025
JPMorgan California Municipal Money Market Fund	August 18, 2025
JPMorgan 100% U.S. Treasury Securities Money Market Fund	August 18, 2025
JPMorgan Diversified Fund	August 18, 2025
JPMorgan U.S. Value Fund	August 18, 2025
JPMorgan U.S. Equity Fund	August 18, 2025
JPMorgan Emerging Markets Equity Fund	August 18, 2025
JPMorgan Developed International Value Fund	August 18, 2025
JPMorgan U.S. Small Company Fund	August 18, 2025
JPMorgan Small Cap Equity Fund	August 18, 2025
JPMorgan U.S. Research Enhanced Equity Fund	August 18, 2025
JPMorgan Mid Cap Equity Fund	August 18, 2025
JPMorgan Emerging Markets Debt Fund	August 18, 2025
JPMorgan California Tax Free Bond Fund	August 18, 2025
JPMorgan Small Cap Blend Fund	August 18, 2025
JPMorgan Research Market Neutral Fund	August 18, 2025
JPMorgan National Municipal Income Fund	August 18, 2025
JPMorgan Europe Dynamic Fund	August 18, 2025
JPMorgan International Equity Fund	August 18, 2025
JPMorgan Federal Money Market Fund	August 18, 2025
JPMorgan Prime Money Market Fund	August 18, 2025
JPMorgan U.S. GARP Equity Fund	August 18, 2025
JPMorgan U.S. Sustainable Leaders Fund	August 18, 2025
JPMorgan Value Advantage Fund	August 18, 2025
JPMorgan Tax Aware Real Return Fund	August 18, 2025
JPMorgan U.S. Large Cap Core Plus Fund	August 18, 2025
JPMorgan SmartRetirement 2030 Fund	August 18, 2025
JPMorgan SmartRetirement 2040 Fund	August 18, 2025
JPMorgan SmartRetirement Income Fund	August 18, 2025
JPMorgan Income Builder Fund	August 18, 2025
JPMorgan SmartRetirement 2025 Fund	August 18, 2025
JPMorgan SmartRetirement 2035 Fund	August 18, 2025
JPMorgan SmartRetirement 2045 Fund	August 18, 2025
JPMorgan SmartRetirement 2050 Fund	August 18, 2025

3

JPMorgan Strategic Income Opportunities Fund	August 18, 2025
JPMorgan Managed Income Fund	August 18, 2025
JPMorgan Unconstrained Debt Fund	August 18, 2025
JPMorgan Global Allocation Fund	August 18, 2025
JPMorgan Floating Rate Income Fund	August 18, 2025
JPMorgan International Focus Fund	August 18, 2025
JPMorgan SmartRetirement 2055 Fund	August 18, 2025
JPMorgan SmartRetirement Blend Income Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2025 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2030 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2035 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2040 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2045 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2050 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2055 Fund	August 18, 2025
JPMorgan Global Bond Opportunities Fund	August 18, 2025
JPMorgan Corporate Bond Fund	August 18, 2025
JPMorgan Short Duration Core Plus Fund	August 18, 2025
JPMorgan Hedged Equity Fund	August 18, 2025
JPMorgan Income Fund	August 18, 2025
JPMorgan SmartRetirement 2060 Fund	August 18, 2025
JPMorgan SmartRetirement Blend 2060 Fund	August 18, 2025

4